NEWS RELEASE

Cap-Ex Completes Airborne Geophysical Survey over

Canarc’s TAY–LP Gold Property in Yukon

Vancouver, Canada - October 12, 2010 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F) announces that Cap-Ex Ventures Ltd. (TSX-V:CEV) has completed a 470 kilometer, helicopter-borne, VTEM geophysical survey over the Tay-LP gold property in the Yukon Territory.

The Tay-LP property is held under option by Cap-Ex Ventures Ltd. from Canarc Resource Corp. Upon receipt of the geophysical data and interpretive maps from the geophysical contractor, Geotech Ltd., the Company will prioritize the most favourable geophysical targets for follow-up, including more detailed ground geophysics, geological mapping and diamond drilling, in 2011.

The Tay-LP property is located within the Tintina Gold Belt approximately 75 kilometres south of the town of Ross River in the Yukon Territory. The property consists of 413 claims covering a 20 km-long by 4 km-wide belt of gold prospects (8,000 hectares) on which several million dollars have been spent on exploration since 1984.

Cap-Ex is earning a 50% interest in the Tay-LP property by making property payments totalling $230,000, issuing 200,000 common shares, spending $675,000 in exploration expenditures and maintaining the underlying option agreement in good standing until October, 2011.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.